Hansen, Barnett & Maxwell, PC	5 Triad Center, Suite 750
Certified Public Accountants	Salt Lake City, UT 84180-1128
Telephone: (801) 532-2200
Telefax: (801) 532-7944

May 11, 2005

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

To Whom It May Concern:

We have read Item 4.01 to Form 8-K dated May 10, 2005 of Mortgagebrokers.Com Holdings, Inc. and are in agreement with the statements contained in Item 4.01(1)(ii) to 4.01(1)(vi) except we are unaware of the Company's Board of Directors participating in and approval of the decision to change independent accountants. Our audit report expressed a going concern. We have no basis to agree or disagree with other statements of the registrant contained in the Form 8-K.

Very truly yours,

/s/ Hansen, Barnett & Maxwell, PC